Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Medtainer, Inc. on Form S-8 (File No. 333-228820) of our report dated May 28, 2020, appearing in the Annual Report on Form 10-K of Medtainer, Inc. for the year ended December 31, 2019.

Our report, dated May 28, 2020, contains an explanatory paragraph that states the Company has a working capital deficit, continued operating losses since inception, and has notes payable that are currently in default. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HASKELL & WHITE LLP

Irvine, California

May 28, 2020